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                                                                 EXHIBIT 8.2

                       SHATSWELL, MACLEOD & COMPANY, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                              174 SOUTH BOULEVARD
                     WEST SPRINGFIELD, MASSACHUSETTS 01089
                                 (413)737-5789


November 12, 1997

PRIVATE and CONFIDENTIAL

Board of Directors
Bay State Federal Savings Bank
1299 Beacon Street
Brookline, MA  02146

Board of Directors
Bay State Bancorp, Inc.
1299 Beacon Street
Brookline, MA  02146

Ladies and Gentlemen:

This letter constitutes our opinion as to certain Federal income tax issues related to the proposed establishment of a private foundation (the "Foundation") in connection with the proposed conversion of Bay State Federal Savings Bank (the "Bank") from a federally chartered mutual savings bank to a federally chartered stock savings bank followed by the acquisition of the Bank's capital stock by Bay State Bancorp, Inc. (the "Holding Company"), a Delaware corporation, pursuant to the plan of Conversion (the "Conversion").

The opinions contained herein are based solely on the FACTS and REPRESENTATIONS stated in your letter dated November 10, 1997. All Section references are to the Internal Revenue Code of 1986, as amended (the "Code") as in effect as of the date of this opinion. If any of the FACTS and REPRESENTATIONS are not correct, complete, or have been changed, it is imperative that we be informed in writing as this could have a material adverse effect on our opinion.

                               STATEMENT OF FACTS

The Board of Directors of Bay State Federal Savings Bank has adopted a plan of conversion from a federally-chartered mutual savings bank to a federally-chartered stock savings bank. In connection with the anticipated mutual-to-stock conversion, Bay State Bancorp, Inc. has been formed. The primary initial activity of the Holding Company will be ownership of its wholly-owned subsidiary, the Bank.

The Board wishes to share part of the financial success of the Bank with the communities which the Bank serves. However, the Bank has other corporate purposes. Therefore, the Board has decided it would be appropriate to establish a

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Board of Directors
Bay State Federal Savings Bank


private foundation completely dedicated to performing charitable causes within the Bank's market area. The Foundation will be incorporated under Delaware law as a non-stock corporation.

The Foundation's Board of Directors will initially consist of four (4) members, all of whom will be members of the Board of Directors or Officers of the Holding Company, the Bank or an affiliate or subsidiary of the Holding Company or the Bank.

The Bank and the incorporators will fund the Foundation with approximately $2,000 in cash. The Holding Company will donate, concurrent with the consummation of the Conversion, 8 percent of its issued and outstanding common stock to the Foundation. In order to comply with certain requirements of Delaware corporate law, the Foundation will pay an amount equal to the par value of the donated stock, which will be $0.01 per share for an aggregate nominal consideration of approximately $1,071 to $1,666. As a result, the Foundation will hold between $2.1 million (at the minimum) and $3.3 million (at the super maximum) in shares of the common stock of the Holding Company, or 7.4% of the issued and outstanding common stock.

                                   DISCUSSION

Charitable Contribution Deduction

Subject to certain limitations, Section 170(a) of the Internal Revenue Code provides for the deduction of contributions and gifts to or for the use of organizations described in Section 170(c) of the Internal Revenue Code, payment of which is made within the taxable year. The Foundation will be a private foundation organized exclusively for charitable purposes. Contributions to the Foundation will be deductible as charitable contributions for federal income tax purposes.

If a charitable contribution is made in property other than money, Treasury Regulation 1.170A-1(c) provides that the amount of the deduction is the fair market value of the property at the time of the contribution. The fair market value of the property is the price at which the property would change hands between a willing buyer and a willing seller.

Section 1032 of the Internal Revenue Code provides that no gain or loss is recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation. Thus, no gain is recognized to the Holding Company if it sells its stock at fair market value.

Section 170(e) of the Internal Revenue Code provides for a reduction in the amount of charitable contributions of property to private foundations. Treasury Regulation 1.170A-4(a) provides, in general, that the value of the contribution must be reduced by the amount of gain that would have been recognized if the property had been sold at its fair market value at the time of the contribution. Thus, the amount of deduction is generally limited to the taxpayer's basis in the property.

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Board of Directors
Bay State Federal Savings Bank


Rev. Rul. 75-348, 1975-2 C.B. 75, holds that a corporation that pledges to sell shares of its common stock at a specified price to a charitable organization is entitled to a charitable contribution deduction, in the taxable year the pledge is exercised, for the excess of the fair market value of the shares on the date of the exercise over the exercise price. The Revenue Ruling discusses the interplay of Section 1011(b), relating to bargain sales of property sold to a charitable organization, and Section 1032. The Ruling states that Section 1011(b) is not applicable because under Section 1032, no gain would be recognized. Accordingly, the contribution does not have to be reduced by the potential gain if the stock had been sold.

Therefore, the Holding Company will be entitled to a charitable contribution deduction in the manner and to the extent provided in Section 170 for its contribution of stock to the Foundation. Due to the provision of Section 1032, the reduction provisions found in Section 170(e) will not be applicable to the deduction that arises upon the contribution of the stock. The amount of the charitable contribution deduction will be the difference between the nominal par value that the Foundation is required to pay the Holding Company pursuant to Delaware law and the fair market value of the shares on the date of the contribution. Such amount should be the mean between the highest and lowest quoted selling price on that date less than $.01 per share. For purposes of this letter, we assume that amount will be $19.99 per share. Section 170(b)(2) limits the charitable contribution deduction of a corporation for any taxable year to 10 percent of taxable income computed without the charitable contribution, certain special deductions, net operating loss carrybacks and capital loss carrybacks.

Section 170(d)(2) allows the taxpayer to carry over the excess contribution to each of the five succeeding tax years. Any amount contributed in the succeeding years, plus the carry over amount, is subject to the 10 percent limitation. Accordingly, the Holding Company has 6 years in which to use the charitable contribution in its consolidated Federal income tax returns.

The Bank estimates that its charitable contributions should approximate $20,000 to $30,000 each year. The Bank and the Holding Company estimate that their consolidated taxable income before charitable contributions for the following fiscal years ending on March 31, will be approximately $2,383,000 for 1998, $4,101,000 for 1999, $4,401,000 for 2000, $4,545,000 for 2001, $4,520,000 for
2002 and $4,913,000 for 2003 for purposes of estimating their MINIMUM contribution to the Foundation. Estimated consolidated taxable income before charitable contributions used in estimating the SUPER MAXIMUM contribution of the Bank and the Holding Company to the Foundation should be approximately $3,119,000 for 1998, $6,379,000 for 1999, $6,846,000 for 2000, $7,070,000 for
2001, $7,032,000 for 2002 and $7,642,000 for 2003.


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Board of Directors
Bay State Federal Savings Bank


Based upon the assumption that the Bank and Holding Company will join in a consolidated Federal income tax return with taxable income before charitable contributions as indicated above, the application of the limitations of Section 170(b)(2) is estimated to be as follows:

1) Minimum                                         Other
 Contribution     Contributions                    Cash                     Estimated
(107,100 shares)  to Foundation  Carryforward  Contributions    Total      Limitation
----------------  -------------  ------------  -------------  ---------    ----------
1998              $   2,142,000                   25,000      2,167,000       238,300
1999                               1,928,700      25,000      1,953,700       410,100
2000                               1,543,600      25,000      1,568,600       440,100
2001                               1,128,500      25,000      1,153,500       454,500
2002                                 699,000      25,000        724,000       452,000
2003                                 272,000      25,000        297,000       297,000
                  -------------                  -------                      -------
                  $   2,142,000 (A)              150,000 (B)
                  =============                  =======

Total Contribution Deduction 1998 Through 2003 (A + B)                     $2,292,000
                                                                           ==========

2)   Super
    Maximum                                       Other
 Contribution     Contributions                   Cash                      Estimated
(166,635 shares)  to Foundation  Carryforward  Contributions    Total      Limitation
----------------  -------------  ------------  -------------  ---------    ----------
1998             $     3,332,700                  25,000      3,357,700       311,900
1999                               3,045,800      25,000      3,070,800       637,900
2000                               2,432,900      25,000      2,457,900       684,600
2001                               1,773,300      25,000      1,798,300       707,000
2002                               1,091,300      25,000      1,116,300       703,200
2003                                 413,100      25,000        438,100       438,100
                 ---------------                 -------                      -------
                 $     3,332,700 (A)             150,000 (B)
                 ===============                 =======

Total Contribution Deduction 1998 Through 2003 (A + B)                     $3,482,700
                                                                           ==========


Self-Dealing

Section 4941 of the Internal Revenue Code imposes an excise tax on acts of self-dealing between a disqualified person and a private foundation. Generally, a disqualified person is someone who manages the foundation or who is considered a "substantial contributor" to the foundation. In addition, disqualified persons include family members, businesses, and other entities related to a foundation manager or a substantial contributor.


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Board of Directors
Bay State Federal Savings Bank


Although disqualified persons may generally make gifts to private foundations, foundations are precluded from engaging in most other transactions with disqualified persons. It is immaterial that the foundation actually derives a benefit from the self-dealing transaction.

Treasury Regulation 53.4941(d)-1(a) provides that an act of self-dealing does not include a transaction whereby the disqualified person status arises only as a result of the transaction. As an example, the regulations indicate that a transfer of property to a private foundation is not an act of self-dealing if the seller becomes a disqualified person only as a result of the seller becoming a substantial contributor as a result of the bargain element of the sale. Therefore, if the Holding Company is not a disqualified person just prior to the transfer, the transfer will not be an act of self-dealing.

Section 507(d)(2) defines a "substantial contributor" as any person who contributes an aggregate amount of more than $5,000 to the private foundation if that amount is greater than 2 percent of the total contributions and bequests received by the foundation before the end of the tax year of the Foundation. Accordingly, the Holding Company can contribute up to $5,000 to the private Foundation without becoming a disqualified person. You have represented to us that any amount to be exchanged for the stock in excess of $5,000 will be contributed to the Foundation by third parties.

Accordingly, based upon the facts and representations stated herein, it is the opinion of Shatswell, MacLeod & Company, P.C. regarding the federal income tax effect of the planned establishment of the Foundation that:

1) The Foundation will qualify as an organization described in Sec. 501(c)(3) of the Internal Revenue Code and will be a private foundation rather than a public charity.

2) The Holding Company will be entitled to a charitable contribution deduction in the manner and to the extent provided in Section 170 for its contribution of stock to the Foundation.

3) The amount of the charitable contribution deduction will be the difference between the amount that the Foundation is required to pay the Holding Company pursuant to Delaware law and the fair market value of the shares on the date of the contribution plus the initial funding of the Foundation, subject to the limitation imposed by Section 170(d)(2).

4) The purchase of the stock of the Holding Company by the Foundation will not constitute an act of self-dealing.

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Board of Directors
Bay State Federal Savings Bank


                                   CONCLUSION

The opinions contained herein are rendered only with respect to the specific matters discussed herein and we express no opinion with respect to any other legal, federal, state or local tax aspect of these transactions. This opinion is not binding upon any tax authority including any court and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority.

In rendering our opinions we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, and the regulations, judicial and administrative interpretations thereof, as of the date of this letter.

However, all of the foregoing authorities are subject to change or modification which can be retroactive in effect and, therefore, could also affect our opinions. We undertake no responsibility to update our opinion for any subsequent change or modification.

                                         Very truly yours,

                                   /s/ SHATSWELL, MACLEOD & COMPANY, P.C.


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